Filed by Kookmin Bank

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Kookmin Bank

Commission File No. 001-15258

Date: April 30, 2008

Important Information

In connection with its proposed establishment of a financial holding company, Kookmin Bank will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Kookmin Bank on the Investor Relations section of its website at www.kbstar.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Kookmin Bank and the financial holding company to be established. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Kookmin Bank’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Kookmin Bank, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Kookmin Bank, including on Form 20-F and on the Form F-4 that Kookmin Bank will file with the SEC. Kookmin Bank undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

*    *    *

Summary of Stock Transfer Application

(filed with the Financial Services Commission of Korea

on April 30, 2008)

1.	Purpose of the Stock Transfer

•

Kookmin Bank Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Corporation, KB Asset Management Co., Ltd., KB Futures Co., Ltd. and KB Investment & Securities Co., Ltd. intend to establish a financial holding company, to be called KB Financial Group, by means of a comprehensive stock transfer. The name of the financial holding company to be established may be subject to change.

•

KB Financial Group will be established pursuant to our mid- to long-term development strategy in response to the rapidly changing financial industry environment, including the globalization of the financial industry, reduced profitability of traditional banking businesses, expansion of the capital market sector with the enactment of the Financial Investment Services and Capital Market Act and increased consumer needs for comprehensive financial services.

•

KB Financial Group intends to contribute to the development of the financial industry by diversifying its non-banking financial services business portfolio, strengthening its competitive position, increasing customer satisfaction through provision of comprehensive financial services and maximizing its corporate value through increased synergies.

2.	Method of Stock Transfer

A.	Form of stock swap / transfer:

•	Comprehensive stock transfer

Organizational structure before and after stock transfer

•	Before stock transfer:

•	After stock transfer:

B.	Summary information of companies that are parties to the stock transfer

Company which will become a wholly-owned subsidiary	Company name	Kookmin Bank Co., Ltd.
	Address	9-1 Namdaemun-ro 2-ga, Jung-gu, Seoul
	Representative Director	Chung Won Kang
	Type of company	Listed company

Company which will become a wholly-owned subsidiary	Company name	KB Real Estate Trust Co., Ltd.
	Address	16th Fl., Poonglim Bldg., 823 Yeoksam dong, Kangnam-gu, Seoul
	Representative Director	Jeong Min Kim
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Investment Co., Ltd.
	Address	9th Fl., Shinyoung Bldg., 68-5 Cheongdam1 dong, Kangnam-gu, Seoul
	Representative Director	Nam Sik Yang
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Credit Information Co., Ltd.
	Address	12th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Won Sik Yeo
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Data System Corporation.
	Address	5th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Yun Keun Jeong
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Asset Management Co., Ltd.
	Address	25th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Won Ki Lee
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Futures Co., Ltd.
	Address	9th Fl., Hewlett Packard Korea, 23-6 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Dong Sook Kang
	Type of company	Non-listed company

Company which will become a wholly-owned subsidiary	Company name	KB Investment & Securities Co., Ltd.
	Address	21st and 22nd Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul
	Representative Director	Myung Han Kim
	Type of company	Non-listed company

3.	Summary of Stock Transfer

A.	Name and address of parent financial holding company to be incorporated:

•	Company name : KB Financial Group (subject to change)

•	Address : 9-1 Namdaemun-ro 2-ga, Jung-gu, Seoul

B.	Business objectives of the parent financial holding company to be incorporated:

1.	Control or manage companies engaged in financial services or similar types of services;

2.	Provide financial support for its subsidiaries (which shall, for the purposes of this document, refer to direct and indirect subsidiaries);

3.	Provide capital and financing support to its subsidiaries;

4.	Engage in joint development and sales of products with its subsidiaries and provide administrative support for common use of facilities and information technology systems, etc.;

5.	Provide or lease brands, licenses, etc., to its subsidiaries;

6.	Engage in other businesses permitted by laws and regulations; and

7.	Engage in any other businesses incidental or related to the foregoing.

C.	Par value of the stock of the parent financial holding company to be incorporated:

•	KRW5,000 per share

D.	Description of capital stock of the parent financial holding company to be incorporated:

(Unit: KRW million, Share)

Number of authorized capital stock	Number of shares issued and outstanding	Capital stock	Capital reserve(*)
1,000,000,000	356,351,693	1,781,758	15,943,557

(*)	Amount of capital reserve may change based on the net asset value of the companies whose stock will be transferred to the parent financial holding company.

E.	Other material provisions of the Articles of Incorporation of the parent financial holding company to be incorporated:

•	See Attachment 1 (Articles of Incorporation of KB Financial Group – Draft)

F.	Allocation of new shares of the parent financial holding company to stockholders of the companies which will become wholly-owned subsidiaries thereof:

Each of the following companies, which will become wholly-owned subsidiaries of KB Financial Group, shall be allocated shares of the registered common stock of KB Financial Group as follows:

Company Subject to Stock Transfer	Total Shares of Outstanding Capital Stock	Stock Transfer Ratio	Number of Shares of KB Financial Group to be allocated
Kookmin Bank	336,379,116	1.0000000	336,379,116
KB Real Estate Trust	16,000,000	0.2292600	3,668,160
KB Investment	8,951,797	0.2157556	1,931,400
KB Credit Information	1,252,400	0.4372667	547,632
KB Data System	800,000	0.9163507	733,080
KB Asset Management	7,667,550	0.8417392	6,454,077
KB Futures	4,000,000	0.1683928	673,571
KB Investment & Securities	15,600,000	0.3823499	5,964,657

Note 1)	The number of KB Financial Group shares to be allocated to each company to become a wholly-owned subsidiary thereof pursuant to the stock transfer shall be calculated by aggregating the number of KB Financial Group shares to be allocated to each stockholder of such company, and any fractional shares resulting from this process, if any, shall not be allocated.

Note 2)	When allocating the issued KB Financial Group shares pursuant to Note 1) above to the stockholders of a company to become a wholly-owned subsidiary of KB Financial Group pursuant to the stock transfer, such allocation shall be made using the sum of KB Financial Group shares allocated to such company; provided that such number of KB Financial Group shares (excluding fractions) equal to the aggregate sum of fractional KB Financial Group shares excluded from allocation to such company’s stockholders shall be sold by KB Financial Group at the closing price on the date of its listing on the Stock Market Division of Korea Exchange (“KRX”) and the proceeds of such sale shall be paid to each stockholder of such company in proportion to the amount of fractional KB Financial Group shares attributable to such stockholder.

Note 3)	The stock transfer ratios set forth above may be changed by a resolution of the applicable board of directors if (i) the capital structure of the relevant company is changed due to certain events, including the issuance of new shares or (ii) events occur which would reasonably require a change to the applicable stock transfer ratio.

H.	Ownership of treasury stock:

As of April 29, 2008, no treasury stock were owned.

I.	Stock transfer schedule:

	Item	Date

	Date of execution of appraisal agreement with appraisal agent	December 31, 2007

	Date of resolution of the board of directors	April 30, 2008

	Date of stock transfer plan	April 30, 2008

	Date of submission of stock transfer application	April 30, 2008

	Record date for determining stockholders for general meeting of stockholders for stock transfer	August 4, 2008

	Date of general meeting of stockholders for approval of stock transfer	August 25, 2008

Exercise period of appraisal right	Start date	August 26, 2008
	End date	September 4, 2008

	Expected date for public notice and announcement of invalidation of share certificates of companies that will become wholly-owned subsidiaries of KB Financial Group	September 19, 2008

	Date of stock transfer	September 29, 2008

Other scheduled items

- Date of application for preliminary approval with Financial Services Commission (“FSC”): March 20, 2008

- Date of application for approval with FSC (expected): August 25, 2008

- Date of suspension of transaction (expected): September 25, 2008

*	The above schedule may be subject to change depending on the votes of our stockholders at the general meeting of stockholders or the regulatory approval process with the FSC.

L.	Other material items in the resolution of the board of directors or the stock transfer plan:

(1)	Establishment method of KB Financial Group and companies participating in the stock transfer: Kookmin Bank Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data System Corporation, KB Asset Management Co., Ltd., KB Futures Co., Ltd.and KB Investment & Securities Co., Ltd. intend to establish KB Financial Group by means of a comprehensive stock transfer.

(2)	Stock transfer date:

September 29, 2008 (subject to change prior to the stock transfer date upon the mutual agreement of the companies participating in the stock transfer).

(3)	Invalidation of the stock transfer plan:

In the event of a failure to obtain approval from the FSC.

4.	Stock Transfer Ratio and Basis of Calculation

A.	Stock transfer ratio:

Shares of common stock of KB Financial Group will be allocated to each company participating in the stock transfer according to following the stock transfer ratios:

Company	Transfer Price of Common Stock (per Share)	Transfer Ratio of Common Stock
Kookmin Bank	66,719	1 : 1.0000000
KB Real Estate Trust	15,296	1 : 0.2292600
KB Investment	14,395	1 : 0.2157556
KB Credit Information	29,174	1 : 0.4372667
KB Data System	61,138	1 : 0.9163507
KB Asset Management	56,160	1 : 0.8417392
KB Futures	11,235	1 : 0.1683928
KB Investment & Securities	25,510	1 : 0.3823499

B.	Basis of calculation:

(1)	Summary

One share of registered common stock of KB Financial Group shall be allocated for one share of registered common stock of Kookmin Bank, and the stock transfer ratio applicable to each subsidiary shall be calculated based on the appraisal value of the common stock of Kookmin Bank. Kookmin Bank, as a company whose stock is listed on the KRX, and KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, will become wholly-owned subsidiaries of KB Financial Group as a result of the stock transfer and KB Financial Group will be established as the parent financial holding company. For Kookmin Bank, the stock transfer ratio is calculated on the basis of its base stock price as calculated under Article 84-7 of the Enforcement Decree of the Securities and Exchange Act (the “SEA”). For each of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, the applicable stock transfer ratio is calculated on the basis of the weighted arithmetic average of its asset value and its profit value calculated under Article 84-7 of the Enforcement Decree of the SEA and Article 36-12 of the Enforcement Rules of the SEA, respectively. Shares of KB Financial Group’s common stock will be issued and allocated to the stockholders of each subsidiary of KB Financial Group in accordance with the applicable stock transfer ratio.

The stock transfer ratios set forth above may be changed by a resolution of the applicable board of directors if (i) the capital structure of the relevant company is changed due to certain events, including issuance of new shares or (ii) events occur which would reasonably require a change to the applicable stock transfer ratio.

(2)	Basis of calculation of transfer price

The transfer price was calculated in accordance with Article 84-7, Paragraph (1) of the Enforcement Decree of the SEA, Article 36-12 of the Enforcement Rules of the SEA, Article 82 of the Regulation on

Securities Issuance and Disclosure and Articles 6 through 9 of the Detailed Enforcement Rules thereof. For details of such calculation, see “5. Summary of the Appraisal Opinion provided by Appraisal Agent” below.

5.	Summary of Appraisal Opinion provided by Appraisal Agent

A.	Appraisal agent:

Appraisal Agent	Samil PricewaterhouseCoopers	Corporation Number	00260295

B.	Summary:

KB Financial Group is expected to be established in September 2008, and this stock transfer application is being submitted to the FSC as of April 30, 2008 following resolutions by the relevant boards of directors on the same date. With respect to the calculation of the share values discussed herein, we evaluated the transfer price for Kookmin Bank, as a KRX-listed company, by applying Article 36-12 of the Enforcement Rules of the SEA and Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure and evaluated the intrinsic value (i.e., the weighted arithmetic average of asset value and profit value) of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, by applying Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 7 of the Detailed Enforcement Rules thereof. In addition, the record date for the analysis is April 25, 2008, five days prior to the filing date of the stock transfer application, pursuant to Article 9 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

C.	Evaluation method:

Under Article 190-2 of the SEA, Article 84-7 of the Enforcement Decree thereof, Article 36-12 of the Enforcement Rules thereof, Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 8 of the Detailed Enforcement Rules thereof, the stock transfer price was analyzed as follows:

The base stock price of Kookmin Bank, as a KRX-listed company, shall be the lower of (i) the arithmetic average of the trading volume-weighted arithmetic average closing price for the past one (1) month, the trading volume-weighted arithmetic average closing price for the past one week and the most recent closing price or (ii) the most recent closing price, which was calculated on the date preceding the filing date of the stock transfer application, pursuant to Article 36-12, Paragraph (1) of the Enforcement Rules of the SEA.

The intrinsic value of KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies shall be the weighted arithmetic average of asset value and profit value (weighted 1 to 1.5), pursuant to Articles 5 through 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

We note that Article 8 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure stipulates that “relative value” must be considered in the evaluation of non-listed companies and that companies similar to that being evaluated must be selected for determining the relative value. However, as there are no listed companies similar to the non-listed companies participating in the stock transfer, relative value was not considered.

D.	Evaluation results:

(1)	Summary of evaluation results (Unit: KRW)

Classification	Kookmin Bank	KB Real Estate Trust	KB Investment	KB Credit Information
Base stock price	66,719	N/A	N/A	N/A
Intrinsic value	N/A	15,296	14,395	29,174
-Asset value	N/A	7,273	7,409	32,157
-Profit value	N/A	20,645	19,052	27,185
Relative value	N/A	N/A	N/A	N/A
Stock transfer price/per share	66,719	15,296	14,395	29,174
Stock transfer ratio	1.0000000	0.2292600	0.2157556	0.4372667

Classification	KB Data System	KB Asset Management	KB Futures	KB Investment & Securities
Base stock price	N/A	N/A	N/A	N/A
Intrinsic value	61,138	56,160	11,235	25,510
-Asset value	25,325	12,329	8,791	19,292
-Profit value	85,014	85,381	12,865	29,656
Relative value	N/A	N/A	N/A	N/A
Stock transfer price/per share	61,138	56,160	11,235	25,510
Stock transfer ratio	0.9163507	0.8417392	0.1683928	0.3823499

(2)	Method of calculating stock transfer ratio:

I.	Kookmin Bank

Pursuant to Article 36-12 of the Enforcement Rules of the SEA, the transfer price of a listed company shall be calculated based on the base stock price, and if the base stock price is less than the asset value, under Article 6 of the Detailed Enforcement Decree of the Regulation on Securities Issuance and Disclosure, the transfer price can be based on the asset value.

1)	Calculation of base stock price

In case of this stock transfer, the filing date of the stock transfer report is April 30, 2008. Therefore, the base stock price shall be calculated as of the immediately preceding date, April 29, 2008.

Classification	Period	Amount
A. Weighted average closing price for the past one month	March 30, 2008 to April 29, 2008	63,876

B. Weighted average closing price for the past one week	April 23, 2008 to April 29, 2008	67,080

C. Most recent closing price	April 29, 2008	69,200

D. Arithmetic average closing price (note 1)		66,719

E. Base stock price (note 2)		66,719

(note 1) Arithmetic average closing price = (A+B+C)/3

(note 2) Base stock price = Min [C, D]

The following table provides details on the calculation of the closing prices for the past one month and the trading volume-weighted arithmetic average closing prices for the past one month and one week, which were calculated on April 29, 2008.

Date		Closing Price	Trading Volume	Closing Price x Trading Volume
March	31st	55,400	2,478,419	137,304,412,600
April	1st	57,800	3,246,385	187,641,053,000
	2nd	64,200	6,419,202	412,112,768,400
	3rd	64,500	2,673,023	172,409,983,500
	4th	62,800	1,448,330	90,955,124,000
	7th	61,500	1,963,518	120,756,357,000
	8th	61,600	2,430,648	149,727,916,800
	10th	62,300	2,565,030	159,801,369,000
	11th	64,700	2,038,319	131,879,239,300
	14th	64,800	2,874,024	186,236,755,200
	15th	65,900	2,130,721	140,414,513,900
	16th	65,500	2,404,368	157,486,104,000
	17th	66,800	1,631,880	109,009,584,000
	18th	65,100	2,126,633	138,443,808,300
	21st	65,800	1,400,334	92,141,977,200
	22nd	64,100	1,675,003	107,367,692,300
	23rd	64,400	1,380,156	88,882,046,400
	24th	63,900	1,204,829	76,988,573,100
	25th	66,100	1,828,062	120,834,898,200
	28th	68,900	3,395,587	233,955,944,300
	29th	69,200	1,483,870	102,683,804,000
Total			48,798,341	3,117,033,924,500
Total for the past one month			48,798,341	3,117,033,924,500
Total for the past one week			9,292,504	623,345,266,000
Most recent date			1,483,870	102,683,804,000

(*)	Trading volume-weighted arithmetic average closing price for the past one month = 3,117,033,924,500/48,798,341=63,876

Trading volume-weighted arithmetic average closing price for the past one week = 623,345,266,000/9,292,504=67,080

2)	Calculation of asset value

	(Unit: KRW Million, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	16,037,761
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus up until the base analysis date	—	—
C. Deductions		1,100,571
- Intangible assets without substantial value	221,979	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	54,463	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	824,129	—
D. Net asset value as of the base analysis date (A+B-C)	—	14,937,190
E. Total number of shares issued and outstanding as of the base analysis date	—	336,379,116
F. Asset value per share (Unit: KRW) (D/E)	—	44,406

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

3)	Method of calculation of transfer price:

The transfer price of Kookmin Bank, as a listed company, shall be determined as the higher of base stock price and asset value, which as follows:

Classification	Amount	Remarks
A. Base stock price	66,719	—
B. Asset value	44,406	—
C. Transfer price	66,719	Max[A,B]

II.	KB Real Estate Trust Co., Ltd.

1)	Method for determining intrinsic value

	(Unit: KRW	)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	15,296
A. Asset Value	7,273
B. Profit Value	20,645

A)	Method for determining asset value

The asset value per share of KB Real Estate Trust Co., Ltd was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof, and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (16,000,000 shares and par value of KRW5,000 per share).

		(Unit: KRW Thousand, Share	)

Classification	Amount
A. Net asset value on balance sheet (note 1)		116,360,403
B. Additions		—
- Treasury stock	—	—
- Capital increase since the end of the recent fiscal year	—	—
- Capital surplus increase since the end of the recent fiscal year	—	—
C. Deductions		—
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	—	—
D. Net asset value as of the base analysis date (A+B-C)	—	116,360,403
E. Total number of shares issued and outstanding as of the base analysis date	—	16,000,000
F. Asset value per share (Unit: KRW) (D/E)	—	7,273

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Real Estate Trust Co., Ltd was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	35,004,716	28,567,801
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	9,613,097	7,842,945
E. Estimated Income for each Fiscal Year	25,391,619	20,724,856
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	16,000,000	16,000,000
G. Estimated Profit per Share (Unit: KRW)	1,587	1,295
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,441
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	20,645

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic average of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

III.	KB Investment Co., Ltd.

1)	Method for determining intrinsic value

	(Unit: KRW	)

Classification	Amount
Intrinsic Value = [A x 1.0 + (B x 1.5)] ÷ 2.5	14,395
A. Asset Value	7,409
B. Profit Value	19,052

In the case of KB Investment Co., Ltd., since it was deemed that there were no two listed companies similar to the target company in terms of such factors as ordinary income, book price per share, size of assets and size of sales, the relative value was not considered.

A)	Method for determining asset value

The asset value per share of KB Investment Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (8,951,797 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
	2008	2009
A. Net asset value on balance sheet (note 1)	—	104,741,116
B. Additions	—	—
- Treasury stock	—	—
- Capital increase since the end of the recent fiscal year	—	—
- Capital surplus increase since the end of the recent fiscal year	—	—
C. Deductions		38,412,952
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	36,175,003	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	2,237,949	—
D. Net asset value as of the base analysis date (A+B-C)	—	66,328,164
E. Total number of shares issued and outstanding as of the base analysis date	—	8,951,797
F. Asset Value per share (Unit: KRW) (D/E)	—	7,409

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Investment Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	15,825,076	17,268,273
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	4,338,696	4,735,575
E. Estimated Income for each Fiscal Year	11,486,380	12,532,698
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	8,951,797	8,951,797
G. Estimated Profit per Share (Unit: KRW)	1,283	1,400
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,330
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	19,052

IV.	KB Credit Information Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	29,174
A. Asset Value	32,157
B. Profit Value	27,185

A)	Method for determining asset value

The asset value per share of KB Credit Information Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (1,252,400 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
	2008	2009
A. Net asset value on balance sheet (note 1)	—	40,524,987
B. Additions		—
- Treasury stock	—	—
- Capital increase since the end of the recent fiscal year	—	—
- Capital surplus increase since the end of the recent fiscal year	—	—
C. Deductions	—	252,000
- Intangible assets without substantial value	252,000	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	—	—
D. Net asset value as of the base analysis date (A+B-C)	—	40,272,987
E. Total number of shares issued and outstanding as of the base analysis date	—	1,252,400
F. Asset Value per share (Unit: KRW) (D/E)	—	32,157

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Credit Information Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	4,292,389	2,226,693
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,167,207	599,141
E. Estimated Income for each Fiscal Year	3,125,182	1,627,552
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	1,252,400	1,252,400
G. Estimated Profit per Share (Unit: KRW)	2,495	1,300
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	1,898
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	27,185

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic mean of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

V.	KB Data System Corporation

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	61,138
A. Asset Value	25,325
B. Profit Value	85,014

A)	Method for determining asset value

The asset value per share of KB Data System Corporation was based on the total stockholders’ equity according to its balance sheet as of December 31, 2007 (subject to certain line item adjustments), in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (800,000 shares and par value of KRW10,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	21,060,267
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus increase up until the base analysis date	—	—
C. Deductions	—	800,000
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	800,000
D. Net asset value as of the base analysis date (A+B-C)	—	20,260,267
E. Total number of shares issued and outstanding as of the base analysis date	—	800,000
F. Asset Value per share (Unit: KRW) (D/E)	—	25,325

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of December 31, 2007, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Data System Corporation was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	6,100,236	7,172,813
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,664,365	1,959,324
E. Estimated Income for each Fiscal Year	4,435,871	5,213,490
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	800,000	800,000
G. Estimated Profit per Share (Unit: KRW)	5,545	6,517
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	5,934
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	85,014

VI.	KB Asset Management Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	56,160
A. Asset Value	12,329
B. Profit Value	85,381

A)	Method for determining asset value

The asset value per share of KB Asset Management Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (7,667,550 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	102,281.465
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus increase up until the base analysis date	—	—
C. Deductions		7,745,468
- Intangible assets without substantial value	77,918
- Uncollectable loans	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—
- Provisions against deficiency in retirement reserves	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—
- Loss on prior period error correction up until the base analysis date	—
- Payment of dividends	7,667,550
D. Net asset value as of the base analysis date (A+B-C)		94,535,997
E. Total number of shares issued and outstanding as of the base analysis date		7,667,550
F. Asset Value per share (Unit: KRW) (D/E)		12,329

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Asset Management Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)

	Amount
Classification	2008	2009
A. Estimated Ordinary Income	48,166,421	85,275,831
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	13,232,566	23,437,654
E. Estimated Income for each Fiscal Year	34,933,855	61,838,177
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	7,667,550	7,667,550
G. Estimated Profit per Share (Unit: KRW)	4,556	8,065
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	5,960
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	85,381

VII.	KB Futures Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	11,235
A. Asset Value	8,791
B. Profit Value	12,865

A)	Method for determining asset value

The asset value per share of KB Futures Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (4,000,000 shares).

(Unit: KRW Thousand, Share)

Classification	Amount
A. Net asset value on balance sheet (note 1)	—	36,365,688
B. Additions	—	—
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	—	—
- Capital surplus increase up until the base analysis date	—	—
C. Deductions	—	1,200,000
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	—	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	1,200,000
D. Net asset value as of the base analysis date (A+B-C)	—	35,165,688
E. Total number of shares issued and outstanding as of the base analysis date	—	4,000,000
F. Asset Value per share (Unit: KRW) (D/E)	—	8,791

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining profit value

The profit value per share of KB Futures Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)
	Amount
Classification	2008	2009
A. Estimated Ordinary Income	5,027,339	4,840,173
B. Estimated Income from Capital Increase	—	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	1,369,318	1,317,847
E. Estimated Income for each Fiscal Year	3,658,021	3,522,325
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	4,000,000	4,000,000
G. Estimated Profit per Share (Unit: KRW)	915	881
H. Weight (Note 1)	1	1
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	898
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	12,865

(Note 1) The average estimated profit per share was calculated on the basis of the arithmetic average of the estimated profits per share of 2008 and 2009 fiscal years (the estimated profit for the second year is less than that for the first year) in accordance with Article 7, Paragraph (2) of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

VIII.	KB Investment & Securities Co., Ltd.

1)	Method for determining intrinsic value

(Unit: KRW)

Classification	Amount
Intrinsic Value = [A + (B x 1.5)] ÷ 2.5	25,510
A. Asset Value	19,292
B. Profit Value	29,656

In the case of KB Investment & Securities Co., Ltd., since it was deemed that there were no two listed companies similar to the target company in terms of such factors as ordinary income, book price per share, size of assets and size of sales; the relative value was not considered.

A)	Method for determining asset value

The asset value per share of KB Investment & Securities Co., Ltd. was based on the total stockholders’ equity according to its balance sheet as of March 31, 2008 (subject to certain line item adjustments) in accordance with Article 82 of the Regulation on Securities Issuance and Disclosure and Article 6 of the Detailed Enforcement Rules thereof and was calculated on the basis of the number of shares issued and outstanding as of the base analysis date (15,600,000 shares and par value of KRW5,000 per share).

(Unit: KRW Thousand, Share)
Classification	Amount
A. Net asset value on balance sheet (note 1)	—	160,984,169
B. Additions	—	140,000,000
- Treasury stock	—	—
- Capital increase by rights issue, exercise of conversion right (or preemptive right), etc. up until the base analysis date	28,000,000	—
- Capital surplus increase up until the base analysis date	112,000,000	—
C. Deductions	—	22,961
- Intangible assets without substantial value	—	—
- Uncollectable loans	—	—
- Difference of net asset value and acquisition cost of non-marketable investment shares	22,961	—
- Provisions against deficiency in retirement reserves	—	—
- Consideration of conversion right (or preemptive right) equivalent to the adjustment account of conversion right (or preemptive right)	—	—
- Loss on prior period error correction up until the base analysis date	—	—
- Payment of dividends	—	—
D. Net asset value as of the base analysis date (A+B-C)	—	300,961,208
E. Total number of shares issued and outstanding as of the base analysis date	—	15,600,000
F. Asset Value per share (Unit: KRW) (D/E)	—	19,292

(note 1) Pursuant to Article 6 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure, such value is specified in the audit report as of March 31, 2008, the end of the fiscal year immediately preceding the fiscal year in which the stock transfer application will be submitted.

B)	Method for determining Profit Value

The profit value per share of KB Investment & Securities Co., Ltd. was based on the pro-forma income statements for the following two years (2008 and 2009 fiscal years) in accordance with Article 7 of the Detailed Enforcement Rules of the Regulation on Securities Issuance and Disclosure.

(Unit: KRW Thousand, Share, %)
	Amount
Classification	2008	2009
A. Estimated Ordinary Income	41,531,957	48,244,675
B. Estimated Income from Capital Increase (Note 1)	494,564	—
C. Adjustment of Dividend on Preferred Shares	—	—
D. Income Tax Expense	11,544,093	13,254,086
E. Estimated Income for each Fiscal Year	30,482,762	34,990,589
F. Number of Shares Issued and Outstanding as of the End of Fiscal Year	15,600,000	15,600,000
G. Estimated Profit per Share (Unit: KRW)	1,954	2,243
H. Weight	3	2
I. Weighted Averages of Estimated Profit per Share (Unit: KRW)	2,070
J. Capitalization Ratio	6.98%
K. Profit Value Per Share (Unit: KRW)	29,656

(note 1) Reflects the effect of a KRW140 billion capital contribution, the payment date of which was April 24, 2008.

(Unit: KRW Thousand, Share, %)
Classification	Description
A. Amount of Capital Increase	140,000,000
B. Highest Interest Rate for One Year Time Deposits of Commercial Banks	5.37%
C. Days of Lapse (*)	24
D. Days of One Year	365
E. Estimated Income from Capital Increase (=A x B x C ÷ D)	494,564

*	Number of days from April 1, 2008 to the payment date (April 24, 2008)

E.	Overall appraisal opinion on the appropriateness of stock transfer ratio

The appraiser examined the stock transfer ratios applicable to each of Kookmin Bank, as a listed company, and KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as non-listed companies, with respect to the proposed stock transfer.

In performing this examination, the appraiser examined the applicable stock transfer ratios in light of the transfer price calculation method stipulated in Article 84-7 of the Enforcement Decree of the SEA and Article 36-12 of the

Enforcement Rules thereof and Article 82 of the Regulation on Securities Issuance and Disclosure and Articles 5 through 7 of the Detailed Enforcement Rules thereof, which takes into account the financial statements for the fiscal year ending December 31, 2007 and March 31, 2008, as applicable, for each company, as well as the stock trading price (in the case of a listed company) and the pro forma financial statements for the fiscal year in which the stock transfer application will be submitted and subsequent fiscal years (in the case of non-listed companies).

The appraiser independently examined the appropriateness of the evaluation of the above companies, which are to become wholly-owned subsidiaries of KB Financial Group, and related materials, and also examined the appropriateness of the stock transfer prices based on the appraiser’s professional knowledge and experience.

As a result of such evaluation, the appraiser is of the opinion that the following stock transfer prices applicable to the above-named companies, as of April 30, 2008, were properly determined.

Company	Transfer Price of Common Stock (per Share)	Transfer Ratio of Common Stock
Kookmin Bank	66,719	1 : 1.0000000
KB Real Estate Trust	15,296	1 : 0.2292600
KB Investment	14,395	1 : 0.2157556
KB Credit Information	29,174	1 : 0.4372667
KB Data System	61,138	1 : 0.9163507
KB Asset Management	56,160	1 : 0.8417392
KB Futures	11,235	1 : 0.1683928
KB Investment & Securities	25,510	1 : 0.3823499

However, pursuant to Article 17, Paragraph (1), Item 3 of the Financial Holding Companies Act and Article 13, Paragraph (3) and Article 5, Paragraph (5) of the Enforcement Decree thereof, the stock transfer ratios may be adjusted by up to 30% upon the mutual agreement of KB Financial Group, Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities, as parties to the stock transfer, and the appraiser does not express any opinion thereon.

6.	Details Regarding Exercise of Appraisal Rights

A.	Overview:

•

Pursuant to Article 360-5 of the Korean Commercial Code (“KCC”) and Article 191 of the SEA, holders of a company’s common shares or preferred shares who object to the resolution of the board of directors regarding a stock transfer may require Kookmin Bank to purchase their shares by providing Kookmin Bank with a written notice of their objection prior to the date of the general meeting of the stockholders.

•

A written request for such purchase of shares (stating the type and number of shares held by the dissenting stockholder) shall be submitted within ten days from the date on which the resolution regarding the stock transfer is approved at the general meeting of stockholders. The company must purchase such shares within one month from the expiration date of the exercise period of the appraisal rights.

•

The purchase price of the shares shall be determined by mutual agreement between the company and the stockholders. Pursuant to Article 84-9 of the Enforcement purchase price Decree of the SEA, if the company and its stockholders are unable to reach an agreement as to the purchase price, the purchase price for the applicable shares shall be the arithmetic average of the weighted average daily closing price of such shares for the two month period, one month period and one week period ending immediately prior the date immediately prior to the date of the board of directors’ resolution.

•

If the company or a stockholder who holds at least 30% of the total shares for which appraisal objects have been exercised object to the purchase price calculated in accordance with the above, the company or such stockholder, as the case may be, may request that the FSC adjust the purchase price. Such request must be filed within 10 days from the date by which the purchase of the shares for which appraisal rights have been exercised must be completed.

B.	Shareholders entitled to exercise appraisal rights:

•

Pursuant to Article 360-5 of the KCC and Article 191 of the SEA, appraisal rights shall be granted to a holder of Kookmin Bank shares if the following conditions are satisfied: (i) the holder is on the Kookmin Bank stockholder registry as of August 4, 2008 (the record date for determination of stockholders entitled to vote on the stock transfer at the general meeting of stockholders); (ii) the holder provides a written notice of his objection to the resolution of the Board of Directors regarding the stock transfer (the “Board Resolution”) not later than the day immediately preceding the date of the general meeting of stockholders; (iii) the holder submits a written request for the purchase of his shares within 10 days from the date of the general meeting of stockholders; and (iv) the holder remains a holder of such shares from the record date to the exercise date of the appraisal rights.

C.	Share purchase price

(1)	Price to be proposed by the company for discussion:

•	Kookmin Bank: KRW 63,293

•	Basis for Calculation: Article 84-9, Paragraph (2), Item 1 of the Enforcement Decree of the SEA

(2)	If Kookmin Bank and the stockholders are unable to determine the purchase price by mutual agreement:

•

under Article 62-2 of Financial Holding Companies Act (“FHCA”) and Article 191, Paragraph (3) of the SEA, if a stockholder who holds at least 30% of the total shares for which appraisal rights have been exercised, such stockholder may request that the FSC adjust the purchase price of such shares for which appraisal rights have been exercised (the “Purchase Price”).

D.	Procedures for the exercise of appraisal rights

(1)	Procedures and method for the exercise of appraisal rights

	Notice of objection to the Board Resolution

•

Shareholders of each company participating in the stock transfer who object to such stock transfer must give a written notice of their objection to the applicable company no later than the day immediately preceding the date on which the general meeting of stockholders of such company will be held to approve the stock transfer.

Beneficial holders who hold their shares through a securities company may give notice of their objection to such securities company two or three business days prior to the date of the general meeting of stockholders, taking into consideration the time required for their securities company to process such instructions (which should be confirmed by such beneficial holders).

Securities companies shall collect the objection notices from the beneficial holders and notify the Korea Securities Depository by no later than the day immediately preceding the date of the general meeting of stockholders. The Korea Securities Depository shall, on behalf of the beneficial holders, notify the applicable company of such objection of stockholders on the day immediately preceding the date of the general meeting of stockholders.

‚	Exercise of appraisal rights

•

Pursuant to Article 360-22 of the KCC, Article 191 of the SEA and Article 62-2 of the FHCA, a stockholder who has submitted a written notice of his objection to the stock transfer in accordance with the procedures described above may request that the applicable company purchase the shares held by such stockholder by submitting his share certificates, as well as a written notice stating the type and number of shares held by such stockholder, within 10 days from the date of resolution of the general meeting of stockholders. Beneficial holders who hold their shares though a securities company may submit their requests through their securities company, and Korea Securities Depository will request the purchase of shares held by such beneficial holder on his behalf.

(2)	Exercise period

•

Pursuant to Article 62-2 of the FHCA, the exercise period of appraisal rights shall be shortened from 20 days to 10 days, commencing on the date of resolution by the general meeting of stockholders, notwithstanding the provisions of Article 360-5 of the KCC and Article 191 of the SEA.

•	Exercise period of appraisal rights: August 26, 2008 to September 4, 2008

(3)	Address for submitting notices

•	Kookmin Bank: General Affairs Department, 12th Fl., Sewoo Bldg., 101 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Real Estate Trust: 116th Fl., Poonglim Bldg., 823 Yeoksam dong, Kangnam-gu, Seoul

•	KB Investment: 9th Fl., Shinyoung Bldg., 68-5 Cheongdam 1 dong, Kangnam-gu, Seoul

•	KB Credit Information: 12th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Data System: 5th Fl., Annex to KRX Bldg., 33 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Asset Management: 25th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Futures: 9th Fl., Hewlett Packard Korea, 23-6 Yoido-dong, Youngdeungpo-gu, Seoul

•	KB Investment & Securities: 21st and 22th Fl., Good Morning Shinhan Tower, 23-2 Yoido-dong, Youngdeungpo-gu, Seoul

*	Beneficial holders must submit their notices to their securities companies.

E.	Miscellaneous

(1)	Source of funds to purchase shares: Working capital

(2)	Expected Purchase Price payment date: September 26, 2008

(3)	Method of payment:

•	Registered stockholders: by cash or direct deposit to the account specified in such stockholders’ notice.

•	Beneficial holders: by direct deposit to such holders’ accounts at their securities companies.

(4)	If necessary, other matters regarding the Purchase Price and the exercise of appraisal rights may be changed during the course of negotiations with the stockholders.

7.	Other Matters

A	Conditions precedent to stock transfer:

The FSC must approve the establishment of KB Financial Group prior to the stock transfer date.

B	Independence of appraisal agent:

In evaluating the appropriateness of the stock transfer ratios, Samil PricewaterhouseCoopers, as the appraisal agent, was not subject to restrictions on such evaluation and services under Article 84 of the Regulation and Articles 21 and 33 of the Certified Public Accountant Act.

Attachment 1. Articles of Incorporation of KB Financial Group – Draft

ARTICLES OF INCORPORATION

Approved by an extraordinary general meeting of shareholders of subsidiaries to which shares are to be transferred, on August [•], 2008.

CHAPTER I

GENERAL PROVISIONS

Article 1 (Corporate Name)

The name of this company shall be “KB Geumyung Jijoo Hoesa” (tentatively), which shall be expressed in English as “KB Financial Group Co., Ltd.” (the “Company”).

Article 2 (Objective)

The objective of the Company shall be to engage in the following business activities:

1.	Control over or management of companies engaged in financial businesses or other companies related closely to the operations of financial businesses;

2.	Financial support for the subsidiaries, etc. (including subsidiaries, subsidiaries of such subsidiaries (a “Sub-subsidiary”) and other companies controlled by a Sub-subsidiary, hereinafter the same);

3.	Financing for investment in subsidiaries or providing financial support to subsidiaries, etc.;

4.	Joint development and sales of products with subsidiaries, etc. and administration support for joint utilization of facilities and IT systems;

5.	Lease and provision of brand, license, etc. to subsidiaries, etc.;

6.	Other businesses permitted by laws and regulations; and

7.	Any other businesses incidental or related to those in Items 1 through 6 of this Paragraph.

Article 3 (Location of Head Office and Establishment of Branches)

(1)	The Company shall have its head office in Seoul.

(2)	The Company may establish branches, liaison offices, representative offices or subsidiaries within or outside Korea, as it deems necessary, by the resolution of the Board of Directors.

Article 4 (Method of Public Notices)

Public notices of the Company shall be made in the Seoul Shinmun, a daily newspaper published in Seoul. However, if the Seoul Shinmun is not available due to circumstances beyond the Company’s control, the public notices of the Company shall be given in the Dong-a Ilbo.

CHAPTER II

SHARES

Article 5 (Total Number of Authorized Shares)

The total number of shares to be issued by the Company shall be one billion (1,000,000,000) shares.

Article 6 (Par Value per Share)

The par value per share to be issued by the Company shall be five thousand (5,000) Won.

Article 7 (Number of Shares Issued at the Time of Incorporation)

The total number of shares issued at the time of incorporation of the Company shall be [•] shares of common stock.

Article 8 (Types of Shares)

(1)	The shares to be issued by the Company shall be common shares in registered form and preferred shares in registered form. The shares shall be issued by a resolution of the Board of Directors.

(2)	Preferred shares in registered form may have preferential rights over the common shares with respect to the distribution of dividends or residual properties of the Company.

Article 9 (Share Certificates)

(1)	The share certificates of the Company shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares.

(2)	The Company may split or consolidate share certificates at the request of shareholders.

(3)	The Company shall not issue share certificates in whole or in part of shares owned by a shareholder if such shareholder does not desire to receive share certificates corresponding to such shares.

Article 10 (Number and Description of Preferred Shares)

(1)	Preferred shares to be issued by the Company shall be non-voting, and the number thereof shall not exceed one half ( 1/2) of the total number of issued and outstanding shares.

(2)	The dividends on preferred shares shall be no less than one percent (1%) per annum of the par value and the rate thereof shall be determined by the Board of Directors at the time of issuance; provided, that in the case of the issuance of preferred shares whereby the rate of preferred dividends is adjustable, the Board of Directors shall determine the fact that the rate of preferred dividends are adjustable, the reasons for the adjustability, the base date for the adjustment and the method of adjustment at the time of issuance of such shares.

(3)	Preferred shares to be issued by the Company may be participating or non- participating, and accumulating or non- accumulating by the resolution of the Board of Directors.

(4)	If a resolution not to distribute dividends on preferred shares is adopted, then the preferred shares shall be deemed to have voting rights from the next General Meeting of Shareholders immediately following the General Meeting of Shareholders at which such resolution not to distribute dividends on preferred shares is adopted, to the end of the General Meeting of the Shareholders at which a resolution to distribute dividends on such preferred shares is adopted.

(5)	If the Company increases its capital by a shares offering or a bonus issue, the new shares to be assigned to preferred shares shall be common shares in the case of a shares offering and shall be the shares of same type in the case of a bonus issue.

(6)	Whether or not to specify the duration of preferred shares shall be determined by the resolution of the Board of Directors. If there is any duration of preferred shares, such duration shall be no less than one (1) year and no more than ten (10) years from the date of issuance, and such period of duration shall be determined by the Board of Directors at the time of issuance. If there is any duration of preferred shares, preferred shares shall be converted into common shares upon the expiration of the duration period. However, if the holders of the preferred shares do not receive dividends entitled to them during the duration period, then the duration period shall be extended until such holders receive in full the dividends to which they are entitled. In such a case, Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

Article 11 (Convertible Shares)

(1)	The Company may, pursuant to a resolution of the Board of Directors, issue shares that are convertible into common shares or preferred shares, in an amount not exceeding 20% of the total number of issued and outstanding shares of the Company.

(2)	The issue price of the new shares issued upon conversion shall be equal to the issue price of shares prior to conversion, and the number of shares to be issued upon conversion shall be equal to the number of common shares or preferred shares prior to conversion.

(3)	The conversion period shall be determined by a resolution of the Board of Directors and shall be a period that commences not earlier than one (1) year, and ends no later than ten (10) years, from the issue date.

(4)	Article 15 shall apply mutatis mutandis with respect to the distribution of dividends for new shares issued upon conversion.

Article 12 (Redeemable Shares)

(1)	In the case of issuance of preferred shares, the Company may, pursuant to a resolution of the Board of Directors, issue such preferred shares as redeemable shares that may be redeemed with profits at the discretion of the Company or such shareholders.

(2)	The redemption price shall be the “issue price + additional amount”, where the additional amount shall be determined by a resolution of the Board of Directors at the time of issuance of such redeemable shares, considering various factors such as the dividend rate, market condition and general circumstances related to the issuance of such redeemable shares.

(3)

The redemption period for the redeemable shares shall be a period falling between (x) the day immediately following the close of the Ordinary General Meeting of Shareholders for the fiscal year in which the redeemable shares were issued and (y) one month after the close of the Ordinary General Meeting of Shareholders for the fiscal year in which the 20th anniversary of the issue date falls, as determined by a resolution of the Board of Directors; provided, however, that in the case of redeemable shares which are required to be redeemed by the Company upon the expiration of the redemption period, to the extent that any of the conditions listed below have occurred and remain outstanding, the redemption period shall be extended until such conditions have been resolved:

1.	The holders of the redeemable shares did not receive the preferred dividends to which they are entitled; or

2.	The Company is unable to redeem the redeemable shares during the redemption period due to a lack of sufficient profits.

(4)	The Company may redeem the redeemable shares in whole at once or in part; provided that, in the case of partial redemption, the Company may select the shares to be redeemed by lottery, or proportionally among each holder. Fractional shares resulting from proportional redemption shall not be redeemed.

(5)

If the Company wishes to redeem the redeemable shares, the Company shall provide public notice specifying its intention to redeem, the redeemable shares to be redeemed and the fact that the share certificates must be presented to the Company within a period of no less than one month. The Company must separately provide notice to the shareholders registered in the

Company’s registry of shareholders and the registered pledgees. Upon the expiration of the period mentioned above, the Company shall mandatorily redeem the redeemable shares.

(6)	At the time of issuance of redeemable shares, the Company may, pursuant to a resolution of the Board of Directors, issue the redeemable shares as convertible shares as provided for in Article 11 hereof.

Article 13 (Preemptive Rights)

(1)	The shareholders of the Company shall have pre-emptive rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2)	Notwithstanding the provision of Paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by the resolution of the Board of Directors, in any of the following instances:

1.

If the Company issues new shares for its capital increase by way of a general public offering, to the extent not exceeding  50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the Securities and Exchange Act (the “SEA.”);

2.	If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the SEA;

3.	If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the SEA;

4.

If the Company issues new shares for the issuance of depositary receipts (“DR”), to the extent not exceeding  50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the SEA, etc.;

5.

If the Company issues new shares to foreign or domestic financial institutions or institutional investors, to the extent not exceeding  50/100 of the total number of issued and outstanding shares of the Company, where such investment is deemed to be necessary for raising the funds to meet urgent needs for the management or operations of the Company; or

6.	If the Company issues new shares to a third party who has provided money, loan, advanced financial technology or know-how to the

Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company, to the extent not exceeding  50/100 of the total number of issued and outstanding shares of the Company.

(3)	In the case of issuance of new shares pursuant to each item under Paragraph (2) above, the type and total number of shares to be issued and the issue price, etc. shall be determined by a resolution of the Board of Directors.

(4)	In the case a shareholder waives or loses the pre-emptive right to subscribe new shares, those shares not subscribed due to such waiver or loss of the pre-emptive right shall be disposed by a resolution of the Board of Directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the Board of Directors.

Article 14 (Stock Options)

(1)

The Company may grant stock options to the officers and employees of the Company, its subsidiaries or Sub-subsidiaries prescribed under the relevant laws, such as the SEA, etc., pursuant to the provisions of the SEA, by a special resolution of the General Meeting of Shareholders, to the extent not exceeding  15/ 100 of the total number of issued and outstanding shares of the Company; provided, however, that the Company may grant stock options to the officers and employees other than directors, by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued and outstanding shares, in case of such the Company must obtain the approval of shareholders at the nearest forthcoming General Meeting of Shareholders.

(2)	The persons who are entitled to receive such stock options shall be officers and employees of the Company prescribed under Paragraph (1) above who have contributed, or are capable of contributing, to the management or technical innovation of the Company, except for officers or employees in any of the following cases:

1.	The Largest Shareholder of the Company and Specially Related Persons thereof (as defined in the SEA and the Enforcement Decree of the SEA, hereinafter, the same), except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company;

2.	Major Shareholders (as defined in the SEA, hereinafter, the same) of the Company, and Specially Related Persons thereof, except for such persons who are deemed Specially Related Persons upon becoming officers (including an officer who is a non-standing officer of any affiliate company) of the Company; and

3.	Persons who become Major Shareholders of the Company through exercise of their stock options.

(3)	The shares to be issued upon the exercise of stock options shall be common shares or preferred shares, both of which shall be in registered form.

(4)	The total number of shares to be given to one (1) officer or employee pursuant to the stock option shall not exceed 1/100 of the total number of shares issued and outstanding.

(5)	The exercise price per share for the stock option shall be determined in accordance with the relevant laws, such as the SEA, etc. Adjustment of exercise price shall be determined likewise.

(6)	Stock options may be exercised during the period as decided by a resolution of the General Meeting of Shareholders or Board of Directors, at the time that the stock options are granted. Such exercise period shall fall between the date commencing from the 2nd anniversary of the date that a resolution was made to grant such stock options (as provided in Paragraph (1) above) until a date not later than the 7th anniversary of such resolution date.

(7)	A stock option is exercisable by a person who has served the Company for two (2) years or more from the date specified in Paragraph (1) above at which a resolution to grant such stock option was adopted. If the grantee’s continuous service terminates by reason of the grantee’s death, attainment of mandatory retirement age or for reasons other than by the fault of the grantee within two (2) years from the said date of resolution, the option may be exercisable within the exercise period.

(8)	In the case of granting the stock options, the Company may condition the exercise of the stock options upon achieving a detailed set of performance goals, and may postpone or cancel the exercise of stock options if such condition is not satisfied.

(9)	In the following instances, the Company may, by a resolution of the Board of Directors, cancel the stock options:

1.	When the relevant officer or employee voluntarily resigns or retires from his or her position at the Company after receiving the stock option;

2.	When the relevant officer or employee inflicts material damage or losses on the Company due to his or her willful misconduct or negligence;

3.	When the Company cannot respond to the exercise of stock options due to its bankruptcy, dissolution, etc.;

4.	When a measure of accusation or notification to the criminal investigation authority of any violations of the SEA of an officer or an employee of the Company who had been granted stock options is taken against such officer or employee or a recommendation of dismissal from the office under the SEA is given to such officer or employee by the Financial Services Commission (the “FSC”); or

5.	When there occurs any other event for cancellation of the stock option pursuant to the stock option agreement.

Article 15 (Issuance Date of New Shares for the Purpose of Dividends)

In case the Company issues new shares through a share offering, bonus issue, stock options and/or stock dividend, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for the purpose of distribution of dividends for such new shares.

Article 16 (Transfer Agent)

(1)	The Company shall designate a transfer agent for shares.

(2)	The transfer agent, its place of business and the scope of its agency business shall be determined by a resolution of the Board of Directors and a public notice thereof shall be given.

(3)	The shareholders registry or duplicates thereof shall be kept at the business place of the transfer agent and the alterations in the registry of shareholders, registration of creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, issuance of share certificates, receipt of reports and other related activities shall be conducted by the transfer agent.

(4)	The procedure provided for in Paragraph (3) above shall be regulated by the Regulation on Securities Transfer Agency Business of Transfer Agent, etc.

Article 17 (Report of Addresses, Names and Seals or Signatures of Shareholders and Others)

(1)	Shareholders and registered pledgees shall file their names, addresses, and seals or signatures with the transfer agent under Article 16 above.

(2)	Shareholders and registered pledgees who reside in a foreign country should report to the Company appointed agents and the addresses in Korea to which notices are to be sent.

(3)	The same shall apply in case of any changes in the matters referred to in Paragraphs (1) and (2) above.

Article 18 (Close of Shareholders’ Registry and Record Date)

(1)	The Company shall suspend entries of alteration of the shareholders’ registry from the 1st to the 31st of January of each year.

(2)	The shareholders registered in the shareholders’ registry as of December 31 of each fiscal year shall be entitled to exercise the rights as shareholders at the Ordinary General Meeting of Shareholders convened for such fiscal year.

(3)	The Company may, if necessary for convening of an Extraordinary General Meeting of Shareholders or any other necessary cases, suspend any entry into the shareholders’ registry with respect to shareholders’ rights for a period not exceeding three (3) months as determined by a resolution of the Board of Directors, or cause the shareholders whose names appear in the shareholders’ registry on a record date set by a resolution of the Board of Directors to exercise their rights as shareholders. If the Board of Directors deems it necessary, the Company may suspend any entry into the shareholders’ registry and set the record date at the same time. The Company shall give at least two (2) weeks prior notice to the public.

(4)	Notwithstanding the provision of the last sentence of Paragraph (3) above, if prescribed otherwise by the Financial Holding Companies Act and other relevant laws and regulations, such laws may prevail.

CHAPTER III

BONDS

Article 19 (Issuance of Convertible Bonds)

(1)	The Company may issue to persons other than existing shareholders of the Company convertible bonds, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed two trillion five hundred billion (2,500,000,000,000) Won, in the following cases:

1.	If the Company issues convertible bonds through a general public offering;

2.	If the Company issues convertible bonds to domestic or foreign financial institutions or institutional investors in order to raise the fund to meet urgent need; or

3.	If the Company issues convertible bonds to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company.

(2)	The Board of Directors may determine that the convertible bonds referred to in Paragraph (1) may be issued on the condition that conversion rights will be attached to only a portion of the convertible bonds.

(3)	The shares to be issued upon conversion shall be common shares or preferred shares. The conversion price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of convertible bonds.

(4)	The conversion period shall commence on the date following three (3) months from the issue date of the convertible bonds and end on the date immediately preceding the redemption date thereof. However, the conversion period may be adjusted within the above period by a resolution of the Board of Directors.

(5)	For the purpose of any distribution of dividends on the shares issued upon conversion and any payment of accrued interest on the convertible bonds, Article 15 hereof shall apply mutatis mutandis.

Article 20 (Bonds with Warrants)

(1)	The Company may issue to persons other than existing shareholders of the Company bonds with warrants, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed two trillion five hundred billion (2,500,000,000,000) Won, in the following cases:

1.	If the Company issues bonds with warrants through a general public offering;

2.	If the Company issues bonds with warrants to domestic or foreign financial institutions or institutional investors in order to raise the fund to meet urgent need; or

3.	If the Company issues bonds with warrants to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company.

(2)	The amount of new shares which can be subscribed for by the holders of the bonds with warrants shall be determined by the Board of Directors to the extent that the maximum amount of such new shares shall not exceed the face value of the bonds with warrants.

(3)	The shares to be issued upon exercise of warrants shall be common shares or preferred shares. The issue price, which shall be equal to or more than the face value of the shares, shall be determined by the Board of Directors at the time of issuance of bonds with warrants.

(4)	The warrant exercise period shall commence on the date following three (3) months from the issue date of the relevant bonds and end on the date immediately preceding the redemption date thereof. However, the warrant period may be adjusted within the above period by resolution of the Board of Directors.

(5)	For the purpose of any distribution of dividends on the shares issued upon exercise of warrants, Article 15 hereof shall apply mutatis mutandis.

Article 21 (Issuance of Participating Bonds)

(1)	The Company may issue participating bonds to persons other than existing shareholders by the resolution of Board of Directors; to the extent that the total face value of the bonds shall not exceed one trillion (1,000,000,000,000) Won, in the following cases:

1.	If the Company issues participating bonds through a general public offering;

2.	If the Company issues participating bonds to domestic or foreign financial institutions or institutional investors in order to raise the fund to meet urgent need; or

3.	If the Company issues participating bonds to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company.

(2)	The matters about participation in any distribution of dividends on bonds issued pursuant to Article (1) above shall be determined by the resolution of the Board of Directors on the basis of the distribution of dividends on common shares at the time of issuance.

Article 22 (Applicable Provisions for the Issuance of Bonds)

The provisions of Articles 16 and 17 hereof shall be applicable to the issuance of bonds.

CHAPTER IV

GENERAL MEETINGS OF SHAREHOLDERS

Article 23 (Convening of General Meetings of Shareholders)

(1)	General Meetings of Shareholders of the Company shall be of two types: (i) Ordinary and (ii) Extraordinary.

(2)	The Ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year and the Extraordinary General Meeting of Shareholders may be convened whenever deemed necessary.

Article 24 (Authority to Convene)

(1)	The Representative Director shall convene the General Meeting of Shareholders in accordance with a resolution by the Board of Directors, unless otherwise prescribed by other laws and ordinances.

(2)	If the Representative Director is unable to perform his/her duties, Article 41, Paragraph (2) shall apply mutatis mutandis.

Article 25 (Personal or Public Notices for Convening)

(1)	Written or electronic notice of the General Meeting of Shareholders of the Company shall state the date, time, place of the

Meeting, the purposes for which the Meeting has been called. The written or electronic notice shall be sent to all shareholders at least two (2) weeks prior to the date set for such Meeting.

(2)

The written or electronic notice of a General Meeting of Shareholders under Paragraph (1) above to be given to shareholders holding one-hundredth ( 1/100) or less of the total issued and outstanding voting shares may be substituted by giving public notice of the convening of the General Meeting of Shareholders in the Seoul Shinmun and the Dong-a Ilbo, which are published in the city of Seoul and at least two (2) notices are made in the said publications two (2) weeks prior to the date set for such Meeting; provided that, if the Seoul Shinmun and the Dong-a Ilbo are not available due to circumstances beyond the Company’s control, the public notices shall be given in the order of the Chosun Ilbo and the Joongang Ilbo.

Article 26 (Place of Meeting)

The General Meeting of Shareholders shall be held in the city where the head office is located or any other places adjacent thereto as required.

Article 27 (Chairman of the General Meeting of Shareholders)

The person who has the authority to convene the General Meeting of Shareholders under Article 24 above shall be the Chairman of the General Meeting of Shareholders.

Article 28 (Chairman’s Authority to Maintain Order)

(1)	The Chairman of the General Meeting of Shareholders may order persons who purposely speak or act in a manner that disrupts or inhibits the deliberations of the General Meeting of Shareholders or who otherwise disturb the public order of the General Meeting of Shareholders to desist, retract his/her remarks, or to leave the place of meeting.

(2)	The Chairman of the General Meeting of Shareholders may restrict the length and frequency of the speech of shareholders if it is necessary for the orderly conduct of the General Meeting of Shareholders.

Article 29 (Voting Rights)

(1)	Each shareholder shall have one (1) vote for each share he/she owns.

(2)

If the Company, any of its parent company and subsidiary or subsidiaries hold shares exceeding one tenth ( 1/10) of the total number of issued and outstanding shares of another company, the shares of the Company held by such other company shall not have voting rights.

Article 30 (Split Voting)

(1)	If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall notify in writing the Company of such intent and the reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders.

(2)	The Company may refuse to allow the shareholder to split his/her votes unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of some other person.

Article 31 (Voting by Proxy)

(1)	A shareholder may exercise his/her voting rights by proxy.

(2)	In the case of Paragraph (1) above, the proxy holder shall file with the Company the documents (power of attorney) evidencing the authority to act as a proxy before the General Meeting of Shareholders.

Article 32 (Method of Resolution of the General Meeting of Shareholders)

Except as otherwise provided in the applicable laws and regulations, all resolutions of the General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the shareholders present; provided that such votes shall, in any event, represent not less than  1/4 of the total number of issued and outstanding shares.

Article 33 (Exercise of Voting Rights in Writing)

(1)	If the method of written resolutions at the General Meeting of Shareholders is adopted by the resolution of the Board of Directors, at which the convening of the General Meeting of Shareholders is determined, the shareholders may exercise their voting rights in writing without attending the meeting.

(2)	In the case of Paragraph (1), the Company shall send the documents and references necessary for the exercise of the voting rights, together with the convening notice of the General Meeting of Shareholders.

(3)	If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Company the documents referred to in Paragraph (2) one day before the date set for the General Meeting of Shareholders.

Article 34 (Minutes of the General Meetings of Shareholders)

The substance of the course of the proceedings of the General Meeting of Shareholders and the results thereof shall be recorded in the minutes and shall be preserved at the head office and branches of the Company, after being affixed with the names and seal impressions or signatures of the Chairman and the Directors present.

CHAPTER V

DIRECTORS AND BOARD OF DIRECTORS

Article 35 (The Number of Directors)

(1)	The Company shall have not more than thirty (30) Directors.

(2)	The number of the Outside Directors shall be more than one half ( 1/2) of the total number of Directors and five (5) or more.

Article 36 (Election of Director)

(1)	The Directors shall be elected at the General Meeting of Shareholders.

(2)	Outside Directors shall be recommended by the Outside Directors Candidate Nomination Committee pursuant to Article 47 and elected at the General Meeting of Shareholders.

Article 37 (Qualification of Outside Directors)

Outside Directors shall be well qualified and sufficiently experienced in a related field of study, including finance, economics, management, law, accounting, journalism, etc., and shall have a good public reputation with any of the following qualifications and shall not be disqualified under any applicable laws and regulations including the Financial Holding Companies Act, etc.:

1.	A professional manager or executive official (a qualified person who is or used to be an executive official or of a higher rank in a Stock listed corporation or a KOSDAQ listed corporation, or treated as the same);

2.	A professor (or of a higher rank) who is or used to be in authorized colleges, or treated as the same;

3.	A lawyer or CPA (Certified Public Accountants) with at least 5-year work experience;

4.	A person who has served in finance related organizations with at least 10-year work experience; or

5.	A person who is recognized by the Board of Directors as the same through 1 to 4.

Article 38 (Term of Director)

(1)	The term of office for a Director shall be 3 years.

(2)	If the term of office expires after the end of a fiscal year but before the Ordinary General Meeting of Shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such General Meeting of Shareholders.

(3)	Unless otherwise prescribed by General Meeting of Shareholders, the term of office of the Director shall commence from the date of appointment.

Article 39 (By-election of Directors)

(1)	In the event of any interim vacancy in the office of the Director, a substitute Director shall be elected at the General Meeting of Shareholders; provided, however, that the foregoing shall not apply if the number of remaining Directors satisfies the requirement Article 35 hereof and such vacancy does not cause any difficulties in business operation of the Company.

(2)	If the number of Outside Directors does not satisfy the requirement referred to in Article 35 due to the death or resignation of Outside Directors, etc., Outside Directors shall be elected to fill the vacancy at the first General Meeting of Shareholders to be held after such occurrence so as to cause the number of Outside Directors to be such prescribed number.

Article 40 (Appointment of Representative Director, et al.)

The Company may appoint several Representative Directors by the resolution of the Board of Directors.

Article 41 (Duties of Directors)

(1)	The Representative Director shall represent the Company and shall oversee the business operation of the Company. The Representative Director shall perform the matters resolved by the Board of Directors and oversee the business of the Company as determined by the Board of Directors.

(2)	Directors shall assist the Representative Director, divide and perform their respective duties as may be delegated to them by the Board of Directors. In the case of an absence of, or an accident caused to, the Representative Director, the Directors shall take his/her place as the Representative Director in accordance with their order of priority as determined by the Board of Directors.

Article 42 (Director’s Obligation)

(1)	Directors shall attend the meeting of the Board of Directors at the specified date and shall perform their respective duties faithfully. During his/her service period and after his/her retirement, Directors shall not disclose trade secrets of the Company obtained in the course of his/her performance of duties.

(2)	If any Director finds any facts which may cause substantial losses to the Company, such Director shall promptly report to the Audit Committee thereof.

Article 43 (Composition and Convening of the Meeting of Board of Directors)

(1)	The Board of Directors shall consist of Directors, and shall resolve important matters regarding the business affairs of the Company.

(2)	The Chairman of the Board of Directors shall be elected among the Directors by a resolution of the Board of Directors.

(3)	The Meeting of the Board of Directors shall be convened at least once per fiscal quarter.

(4)	The Meeting of the Board of Directors shall be convened by giving notice to each Director at least three (3) days prior to the scheduled date of such Meeting. In the absence of or if accidents are caused to the Representative Director, the Directors as determined by the Board of Directors shall take his/her place as the Representative Director. However, the said procedures may be omitted in urgent cases or with the consent thereon of all Directors.

(5)	Matters to be deliberated and resolved by the Board of Directors, and other matters regarding the operation of the Board of Directors shall be determined in accordance with the resolution of the Board of Directors.

Article 44 (Method of Resolution)

(1)

The quorum for the Board of Directors shall be the presence of at least more than one half ( 1/2) of the Directors, and all resolutions of the Board of Directors shall require the affirmative votes of a majority of the Directors present at the meeting of the Board of Directors; provided that amendment of the Articles of Incorporation, appointment of officers, amendment of resolutions of the Audit committee and other matters requiring the resolution of General Meeting of Shareholders shall be adopted by the affirmative vote of a majority of the Directors in office.

(2)	The Board meetings may be held by means of a videoconference or other similar arrangement whereby all or part of the Directors may participate in the meeting and vote on matters at the same time. In such case, a Director participating in the meeting by such arrangement shall be considered present at the meeting.

(3)	Any Director who has an interest in the matters to be resolved at the Meeting of the Board of Directors shall not be entitled to vote at such Meeting.

Article 45 (Minutes of the Meeting of Board of Directors)

(1)	The proceedings of a Board meeting shall be recorded in the minutes.

(2)	The agenda, proceedings, resolutions, dissenting director (if any) and his/her reasons for dissenting of a Board meeting shall be recorded in the minutes on which the names and seals of the Directors present at the meeting shall be affixed or signed by them.

Article 46 (Power and Obligation of the Board of Directors to the Wholly-Owned Subsidiary, etc.)

(1)	Board of Directors shall retain the power to give advice, corrective recommendation and request for submission of materials with respect to the matters of management of the subsidiary of which the total issued and outstanding shares are owned by the Company (“Wholly-Owned Subsidiary”), and the Sub-subidiary company of which the total issued and outstanding shares are owned by the Wholly-Owned Subsidiary (“Wholly-Owned Sub-subsidiary”, and “Wholly-Owned Subsidiary, etc.” together with Wholly-Owned Subsidiary).

(2)	When exercising the power under Paragraph (1) above, the Board of Directors shall be liable for the followings:

1.	Board of Directors shall not hinder the soundness of management, consumer’s right and the sound order of financial transactions;

2.	During his/her service period and after his/her retirement, Directors shall not disclose trade secrets of the Wholly-Owned Subsidiary, etc. obtained in the course of his/her performance of duties; and

3.	Board of Directors shall not violate the relevant laws and regulations.

(3)	Board of Directors shall set up the standard of internal compliance manual in accordance with the relevant laws and regulations such as Financial Holding Companies Act in order to supervise the entire subsidiaries and Sub-subsidiaries, and shall appoint the compliance officer to inspect compliance of such standard.

Article 47 (Committees)

(1)	The Company may establish various committees including following committees within the Board of Directors as determined by the resolution of the Board of Directors for the purposes of smooth operation of the Board of Directors and effective management of the Company:

1.	Operation Committee of the Board of Directors;

2.	Business Strategy Committee;

3.	Risk Management Committee;

4.	Evaluation & Compensation Committee;

5.	Outside Director Candidate Nomination Committee; and

6.	Audit Committee Member Candidate Nomination Committee.

(2)	Matters regarding the composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.

(3)	Article 43, Paragraph (4), Article 44 and Article 45 shall apply mutatis mutandis with respect to the committees.

Article 48 (Remuneration for Directors, etc.)

(1)	The remuneration for the Directors shall be determined by a resolution of the General Meeting of Shareholders.

(2)	The payment of severance pay for the Directors shall be in accordance with the “Regulations on Retirement Allowances for Directors”, which has been approved at the General Meeting of Shareholders.

Article 49 (Consultants)

The Company may retain consultants, honorary directors, advisors, etc. by a resolution of the Board of Directors.

CHAPTER VI

AUDIT COMMITTEE

Article 50 (Constitution of Audit Committee)

(1)	The Company shall establish an Audit Committee, as prescribed by the Financial Holdings Companies Act and other applicable laws and regulations instead of an auditor.

(2)	The Audit Committee of the Company shall consist of three (3) or more Outside Directors, who are recommended by the Audit Committee Member Candidate Recommendation Committee, which is composed of all Outside Directors under Article 41-2 of the Financial Holding Companies Act.

(3)

Two-thirds ( 2/3) of the members of the Audit Committee shall be elected from the Outside Directors. The members of the Audit Committee who are not Outside Directors shall satisfy the requirements of Article 41, Paragraph (3) of the Financial Holding Companies Act.

(4)	The Members of the Audit Committee shall have any of the following qualifications and not less than one of the members of the Audit Committee shall be a professional in financial affairs pursuant to the relevant laws:

1.	A licensed person such as lawyer, CPA with at least 5-year work experience in the licensed business;

2.	A person who has been a researcher in the institutions or a full-time instructor in colleges, having a master’s degree in law or economics-business with at least 5-year work experience;

3.	A person who has been served as a professional in accounting, internal compliance, audit, Information Technology (IT) and so on with at least 10-year work experience in finance related organizations;

4.	A person who has served as an executive official for at least 5-year, or as an employee who has a specific and practical knowledge in economics, business, law, accounts and the like for at least 10-year in Stock listed corporations or KOSDAQ listed corporations; or

5.	A person who is recognized as being equivalently qualified as those listed in items 1 through 4 by the Board of Directors or General Meeting of the Shareholders.

(5)	The Chairman of the Audit Committee shall be elected among the members who are Outside Directors by a resolution of the Audit Committee.

(6)	If the number of members of the Audit Committee does not satisfy the requirement referred to Paragraph (3) due to the death or resignation of members or any other reason, the members shall be elected to fill the vacancy at the first General Meeting of Shareholders to be held after such occurrence so as to cause the number of members to be such prescribed number.

Article 51 (Duties of Audit Committee)

(1)	The Audit Committee shall audit Directors’ performance of their duties and may request business reports from any Director, or investigate the business and status of property of the Company.

(2)	The Audit Committee shall inspect the matters listed in the agenda of, and documents submitted to, a General Meeting of Shareholders to investigate whether there is any event violating the laws or these Articles of Incorporation and the Chairman of the Audit Committee shall express his/her opinion to the General Meeting of Shareholders.

(3)	The Audit Committee may request the Board of Directors to convene the Extraordinary General Meeting of Shareholders by submitting documents stating the agenda and reasons for convening such meeting.

(4)	The Audit Committee may request business reports from any subsidiary of the Company when it is necessary to perform its duties. In this case, if such subsidiary does not report to the Audit Committee immediately or the Audit Committee needs to verify the contents of the reports, it may investigate the status of business and the financial condition of the subsidiary.

(5)	The Audit Committee shall retain the power to audit the status of the operation and property and to request the submission of materials in relation to the managerial matters of the Wholly-Owned Subsidiary, etc. and with respect to the exercise of such power Article 46 Paragraph (2) shall apply mutatis mutandis to the liability of the Audit Committee.

(6)	In the selection and appointment of an external auditor, the Audit Committee shall approve it.

(7)	In addition to the matters referred to in Paragraphs (1) through (6), the Audit Committee shall carry out the matters delegated by the Board of Directors.

Article 52 (Audit Committee’s Record)

The Audit Committee shall record the substance and results of its audit in the Audit Committee’s record, on which the name and seal of the Audit Committee Member who has performed such audit shall be affixed or shall be signed by such Audit Committee Member.

CHAPTER VII

ACCOUNTING

Article 53 (Fiscal Year)

The fiscal year of the Company shall begin on January 1 and end on December 31 of each year.

Article 54 (Preparation and Maintenance of Financial Statements and Business Report, etc.)

(1)	The Representative Director of the Company shall prepare the following documents to be submitted to the Ordinary General Meeting of Shareholders, together with supplementary data and business reports, and have such documents audited by the Audit Committee no later than six (6) weeks before the date of the Ordinary General Meeting of Shareholders:

1.	balance sheet;

2.	statements of profit and loss; and

3.	statement of appropriation of retained earnings or statement of disposition of deficit.

(2)	The Audit Committee shall submit an audit report to the Representative Director no later than one (1) week before the date of the Ordinary General Meeting of Shareholders.

(3)	The Representative Director shall keep on file copies of the documents described in Paragraph (1) above, together with the business report and Audit Committee’s audit report thereon, at the head office of the Company for five (5) years, and certified copies of all of such documents at the branches of the Company for three (3) years, beginning from one (1) week before the date of the Ordinary General Meeting of Shareholders.

(4)	Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies which are designated by the FSC and the opinion of an external auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55-2 of the Financial Holding Companies Act.

Article 55 (Appointment of External Auditor)

The Company shall appoint the external auditor with the approval of the Audit Committee, and shall report such fact to the Ordinary General Meeting of Shareholders to be held first after such appointment.

Article 56 (Disposal of Profits)

The Company shall dispose of the unappropriated retained earnings as of the end of each fiscal year as follows:

1.	earned surplus reserves;

2.	other statutory reserves;

3.	dividends;

4.	temporary reserves; and

5.	other appropriations of earned surplus.

Article 57 (Retirement of Shares)

(1)	The Company may retire the shares within the scope of profits attributable to the shareholders by the resolution of the Board of Directors.

(2)	In order to retire the shares pursuant to Paragraph (1), the Board of Directors shall adopt the following resolutions:

1.	Types and the total number of shares to be retired;

2.	The total amount of shares to be acquired for retirement; and

3.	Acquisition period or retirement date (the acquisition period or retirement date shall be before the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement).

(3)	In case of acquisition of shares for the purpose of retirement pursuant to Paragraph (1), the following criteria shall be followed:

1.	In the case of acquisition of shares for the purpose of retirement, such acquisition shall be made in accordance with the method and criteria as prescribed in the relevant laws, such as the SEA, etc.

2.	Total price of the shares to be acquired for the purpose of retirement shall not be more than the amount as prescribed in the relevant laws, such as the SEA, etc. within the scope available for dividend as at the end of such fiscal year pursuant to Article 462, Paragraph (1) of the Commercial Code.

(4)	When the shares are retired pursuant to Paragraph (1), the matters referred to in each Subparagraph of Paragraph (2) and the results of retirement shall be reported to the Ordinary General Meeting of Shareholders to be held first after the resolution of such retirement.

Article 58 (Dividends)

(1)	Dividends may be distributed in cash or stock.

(2)	In case the dividends are to be distributed in stock and the Company has several classes of shares, the stock dividend distribution may be made in shares of different types by a resolution of the General Meeting of Shareholders.

(3)	Dividends of Paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

Article 59 (Quarterly Dividends)

(1)	The Company may distribute cash dividends to the shareholders as of the end of March, June or September by resolution of the Board of Directors.

(2)	Quarterly Dividends provided under Paragraph (1) shall be decided by a resolution of the Board of Directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the SEA, etc.

(3)	In case the Company issues new shares through a shares offering, bonus issue, stock dividend, conversion of convertible bonds, exercise of warrant of bond with warrants or stock options, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued with respect to distribution of dividends for such new shares.

(4)	In case of distributing quarterly dividends, the same dividend rate as that of common shares of the Company shall be applied to the preferred shares, unless otherwise determined at the time of issuance.

Article 60 (Expiration of Right to Payment of Dividends)

(1)	The right to demand payment of dividends shall extinguish by prescription if not exercised within five (5) years.

(2)	The dividends, for which the right has been extinguished under Paragraph (1) above, shall be kept by the Company.

Article 61 (Supplementary Provision)

Matters not specified in these Articles of Incorporation shall be determined by the resolution of the Board of Directors or the General Meeting of Shareholders, or in accordance with the Commercial Code or other laws.

ADDENDUM

Article 1 (Effective Date)

These Articles of Incorporation shall become effective from the date of registration of incorporation.

Article 2 (Initial Fiscal Year after Incorporation)

Notwithstanding the provision of Article 53, the initial fiscal year of the Company after incorporation shall be from the date of incorporation to December 31, 2008.

Article 3 (Initial Transfer Agent after Incorporation)

The initial transfer agent of the Company after incorporation shall be Korea Securities Depository.

Article 4 (Appointment of Initial Director, Representative Director, et al. after Incorporation)

Notwithstanding the provisions of Articles 36 and 39, the initial Director and the initial Representative Director after incorporation shall be appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted.

Article 5 (Appointment of Initial Outside Director after Incorporation)

Notwithstanding the provision of Article 36, Paragraph (2), the initial Outside

Director of the Company after incorporation shall be appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted, without recommendation of the Outside Director Candidate Nomination Committee.

Article 6 (Appointment of Initial Members of Audit Committee after Incorporation)

Notwithstanding the provision of Article 50, Paragraph (2), the initial members of Audit Committee shall be appointed at the General Meetings of Shareholders of the Share Transferring Companies, at which the resolution to approve the share transfer is adopted, without recommendation of the Audit Committee Member Candidate Recommendation Committee .

Article 7 (Remuneration of Directors in Initial Fiscal Year after Incorporation)

Notwithstanding the provision of Article 48, the remuneration of Directors in initial fiscal year after incorporation shall be determined at the first meeting of the Board of Directors after incorporation, to the extent not exceeding [                ] billion Won.

Article 8 (Share Transferring Companies)

In order to incorporate the Company, the following share transferring companies hereby prepare these Articles of Incorporation and affix their respective names and seals hereon on                     , 2008.

Kookmin Bank

9-1, 2ga, Namdaemun-ro, Jung-gu, Seoul

Representative Director President, Chung Won Kang (Seal)

KB Real Estate Trust Co., Ltd

15~16th Floor, Poonglim Building, 823 Yeoksam-dong, Gangnum-gu, Seoul

Representative Director CEO, Jeong Min Kim (Seal)

KB Business Investment

9th Floor, Shinyoung Building, 68-5 Cheongdam-dong, Gangnam-gu, Seoul

Representative Director CEO, Nam Sik Yang (Seal)

KB Credit Information Co., Ltd

12th Floor Korea Exchange Building, 33 Yeoido-dong, Yongdeungpo-gu, Seoul

Representative Director CEO, Sung Bok Park (Seal)

KB Data Systems

5,6th Floor, Korea Exchange Building, 33 Yeoido-dong, Yongdeungpo-gu, Seoul

Representative Director CEO, Yeon Geun Jung (Seal)

KB Asset Management

25th Floor, Good Morning Tower 23-2, Yeoido-dong, Yongdeungpo-gu, Seoul

Representative Director, CEO Won Ki Lee (Seal)

KB Futures Co., Ltd.

9th Floor, HP Building 23-6, Yoido-dong Youngdeungpo-gu, Seoul, Korea

Representative Director CEO, Dong Sook Kang (Seal)

KB Investment Securities Co., Ltd

21, 22nd Floor, Good Morning Tower 23-2, Yeoido-dong, Yongdeungpo-gu, Seoul

Representative Director, CEO, Jong Kwan Kim (Seal)